Exhibit 99.1

Lianhe Sowell International Group Ltd. Announces 1-for-16 Share Consolidation

SHENZHEN, CHINA, June 17, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company), a provider of industrial machine vision products and solutions in China,  today announced that the Company will effectuate a 1-for-16 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”).

Beginning with the opening of trading on June 22, 2026, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “LHSW,” but under a new CUSIP number of G5480C112. The objective of the Share Consolidation is to maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every 16 Class A ordinary shares with a par value of US$0.0001 each will be consolidated into one (1) Class A ordinary share with a par value of US$0.0016 each, and every 16 Class B ordinary shares with a par value of US$0.0001 each will be consolidated into one (1) Class B ordinary share with a par value of US$0.0016 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. Immediately prior to the Share Consolidation, as of the date hereof, the Company has a total of 52,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares issued and outstanding. As a result of the Share Consolidation, the Company will have approximately 3,250,000 Class A ordinary shares and 187,500 Class B ordinary shares issued and outstanding, subject to the rounding up of any fractional shares. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s shareholders on May 28, 2026 and board of directors on May 14, 2026.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://sowellai.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

Email: ir@cnsoftweIl.com

WFS Investor Relations Inc.

Email: services@wfsir.com

Phone: +1 628 283 9214